UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

CARLOS FRANCISCO RIBEIRO JEREISSATI APPOINTED CHAIRMAN BY BOARD OF TNE

Rio de Janeiro, October 26, 2005 - TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE) announced that in a meeting held on October 26, 2005, TNE's board of directors accepted the resignation of Mr. Fersen Lamas Lambranho from his position as Chairman of the Board. All board members stressed the excellent work and dedication of Mr. Lambranho - who will remain a board member - during the one-year period he was in charge.

During the same meeting, the board member Mr. Carlos Francisco Ribeiro Jereissati was elected as the new Chairman of the Board for the one-year period starting on November 01, 2005 .

Mr. Jereissati, who was born on June 21, 1946 , has served as a member of TNL's Board of Directors since August 1998 and, as Chairman of the Board, firstly from August 1998 to August 2000 and again from November 1, 2002 to October 29, 2003 . He is also an Executive Officer and has been a member of the Board of Directors of Telemar Participações S.A. since 1998. Mr. Jereissati served as Chairman of the Board of Telemar Participações from November 1998 to September 2000. He served as a member of the Board of Directors of the Bovespa, as Vice Chairman of the Board of Directors of Companhia Vidracaria Santa Marina (Saint Gobain Group) and as President of the Executive Council of the Brazilian Association of Shopping Malls (Abrasce). He currently serves as Chief Executive Officer of the Jereissati Group ( La Fonte /Iguatemi) and is a member of the Consultants Council of the São Paulo State Union of Real Estate Companies (Secovi). He holds a degree in economics from Mackenzie University of São Paulo.

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TNE - INVESTOR RELATIONS	THE GLOBAL CONSULTING GROUP
Roberto Terziani (invest@telemar.com.br) 55 21 3131 1208	Kevin Kirkeby (kkirkeby@hfgcg.com)
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314	Tel: 1-646-284-9416/ Fax: 1-646-284-9494
Fax: 55 21 3131 1155

Visit our investor relations website at http://www.telemar.com.br/ir